TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Southbeach Trust R6 Caroline Toce, Trustee 42 Beacon Hill Lane New Canaan CT 06840	Class A Common Stock	4/6/2026	1,631	$ 29,259.54
-same as above-	Class A Common Stock	4/6/2026	1,483	$ 23,252.96
-same as above-	Class A Common Stock	4/2/2026	886	$ 13,409.64
-same as above-	Class A Common Stock	3/16/2026	4,936	$ 88,393.22
-same as above-	Class A Common Stock	1/28/2026	374	$ 7,541.02
-same as above-	Class A Common Stock	1/28/2026	374	$ 7,541.02
-same as above-	Class A Common Stock	1/28/2026	374	$ 7,541.02
-same as above-	Class A Common Stock	1/22/2026	1,627	$ 33,813.92